EXHIBIT 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Chartered aircraft crashes enroute to Tasiast mine, killing seven

Toronto, Ontario, July 12, 2012 – Kinross Gold Corporation (TSX: K, NYSE: KGC) confirmed today that a YAK-12 Mauritanian military plane which was chartered to carry gold from its Tasiast mine in Mauritania crashed shortly after taking off from the airport in Nouakchott, Mauritania. Seven people were killed in the crash, including two pilots, two Mauritanian customs officials, and three contract security personnel. No Kinross personnel were on board. Kinross extends its sincere condolences to the families of the victims.

The incident has not affected normal mine operations or flights of personnel to and from Tasiast. No gold was on board the flight and the incident is not expected to affect gold shipment schedules.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 8,000 people worldwide. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com